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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                             Commission File Number:



                           NOTIFICATION OF LATE FILING


              (Check One): / / Form 10-K / / Form 11-K / / Form 2-F
                         /X/ Form 10-QSB / / Form N-SAR

                                For Period Ended:

                                December 31, 1999

      / / Transition Report on Form 10-K / / Transition Report on Form 10-Q / / Transition Report on Form 20-F / / Transition Report on Form N-SAR
                       / / Transition Report on Form 11-K

                          For Transition Period Ended:


             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

                   Nothing in this Form shall be construed to
                          imply that the Commission has
                       verified any information contained
                                     herein.

                   If the notification relates to a portion of
                     the filing checked above, identify the
                   item(s) to which the notification relates:



                         Part I. REGISTRANT INFORMATION

                             Full name of registrant

                                DYNAMIC I-T INC.


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Former name if applicable

                  Colorado Gold & Silver, Inc.

Address of principal executive office (Street and Number)

                  10200 West 44th Avenue, # 400

City, State and Zip Code

                  Wheat Ridge, Colorado 80033


                        PART II. RULE 12b-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12-b25 (b), the following should be completed. (Check box if appropriate.

[X]
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-QSB, will be filed on or before ninety calendar days following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant requires additional time to finalize certain disclosure information necessary to accurately complete Form 10-QSB for the period ended December 31, 1999. Registrant acquired Banknet, KFT, a Hungarian limited liability company ("Banknet"), on February 14, 2000. As a result, the Company is required to file consolidated financial statements. In accordance with Hungarian corporate law, however, Banknet is required to prepare financial statements in accordance with International Accounting Standards rather than with Generally Accepted Accounting Principles ("GAAP"). In order for comparisons to be done accurately on a year to year basis in accordance with GAAP and therefore, the standards of the Securities and Exchange Commission (the "Commission"), Banknet's financial statements for the applicable periods must be converted to GAAP, consolidated with the Registrant's and reviewed by the Registrant's accountants and newly engaged counsel in preparation for filing. For these reasons, the Company will file its December 31, 1999 10-QSB late.

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                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Ray King                  01144207             628-2681
                  --------                  --------

                      (Name)             (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 of 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                  /  / Yes /X/ No

                  The Registrant did not file Form 10-QSB for the period ended December 31, 1999 within the required filing period. In addition, due to reasons stated in Part III, the Registrant did not file the required consolidated financial reports with its Form 8-K filed on March 1, 2000 or an amendment to the Form 8-K thereafter.

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 /X/ Yes / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The anticipated change in the Registrant's results of operations from the corresponding period for the last fiscal year are the result of the acquisition of Banknet. The consolidation of the financial results of the Registrant and Banknet may result in a one-time charge in certain categories to the merger. A reasonable estimate cannot be made at this time because the financial statements of Banknet must first be conformed to GAAP.

                                DYNAMIC I-T INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date

May 26, 2000



By :     Ray King

         /s/ Ray King
         Finance Director